==============================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                             Dated: July 25, 2006

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


      Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [_]              Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [X]                 No [_]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-5183.
                                                 ----

==============================================================================

                                  SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              TECK COMINCO LIMITED
                                              (Registrant)



Date:   July 25, 2006                      By: /s/ Karen L. Dunfee
                                               ------------------------
                                               Karen L. Dunfee
                                               Corporate Secretary

 Teck Cominco Limited / 200 Burrard Street / Vancouver, B.C. / Canada V6C 3L9
                   Tel: (604) 687-1117 / Fax: (604) 687-6100


    -------------                     |             [GRAPHIC OMITTED]
       N E W S                        |           [LOGO - TECKCOMINCO]
    R E L E A S E                     |---------------------------------------
    -------------                     |
                                         FOR IMMEDIATE RELEASE - JULY 24, 2006
                                                                      06-33-TC


 2Q  RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2006
==============================================================================


                             TECK COMINCO REPORTS
          RECORD NET EARNINGS OF $613 MILLION FOR THE SECOND QUARTER

Don Lindsay, President and CEO said, "We're very pleased to report record earnings of $613 million for the second quarter of 2006 and $1.1 billion for the first half of the year. These record earnings, which occurred during what are normally our two weakest quarters of zinc sales due to the seasonality of shipments from our Red Dog mine in Alaska, were driven by the excellent commodity price environment."

"Over the last twelve months to June 30, we've generated $2.0 billion of net earnings during a period when copper and zinc prices averaged US$2.29 per pound and US$0.96 per pound respectively on the LME. Current prices for metals have continued to be significantly higher than those in the previous twelve months. This clearly shows the substantial future earnings potential of the company should prices remain at these levels."


HIGHLIGHTS AND SIGNIFICANT ITEMS

    o Unaudited net earnings were a record $613 million or $2.95 per share in the second quarter, up significantly from $225 million or $1.11 per share in the second quarter of 2005, as a result of high commodity prices and despite seasonally low sales volumes at Red Dog.

    o Cash flow from operations, before changes to non-cash working capital items, was $669 million in the second quarter compared with $332 million in the second quarter of 2005.

    o    Earnings  before  interest,   taxes,  depreciation  and  amortization
         (EBITDA) were $946 million in the second quarter compared with $447 million a year ago.

    o The company made an offer to acquire all of the outstanding shares of Inco Limited, the world's second largest nickel producer, for $6.4 billion in cash and 143 million Class B subordinate voting shares. Among other conditions, the bid is subject to the lawful termination of the support agreement between the Inco/Falconbridge merger, and Inco's takeover bid for Falconbridge being withdrawn or terminated. On July 21, 2006 the company extended the expiry date of the offer to 8:00 p.m. on August 16, 2006, which coincides with the date on which the Inco Shareholders' Rights plan will be cease traded.

    o In June 2006, the company reached agreement with the U.S. Environmental Protection Agency under which the company will pay for and conduct a remedial investigation and feasibility study with respect to metal contamination in the sediment of the Upper Columbia River Basin (Lake Roosevelt).


------------------------------------------------------------------------------

Reference:   Greg Waller, Investor Relations
Additional corporate information is available on the Internet at http://www.teckcominco.com

    o Elk Valley Coal ratified new collective agreements at Fording River and Elkview operations during the second quarter, and all the unionized operations in the Elk Valley now have multi-year agreements in place.

    o On June 1, 2006, the company completed the redemption of $112 million principal amount of exchangeable debentures and the company issued
         11.5 million Class B subordinate voting shares.

    o On June 29, 2006, the company's Class B subordinate voting shares were listed for trading on the New York Stock Exchange.

    o The company increased its semi-annual dividend from $0.40 to $1.00 per share commencing with the July 4, 2006 dividend payment and currently has one of the highest dividend yields in the industry.

    o Despite normal seasonal inventory buildup at the Red Dog mine, cash (including temporary investments) increased by $415 million in the second quarter and totalled $3.6 billion at the end of June. Debt to total debt and equity ratio was 22%.


2          TECK COMINCO LIMITED 2006 SECOND QUARTER REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
POSITION AND RESULTS OF OPERATIONS


THIS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF TECK COMINCO LIMITED IS PREPARED AS AT JULY 24, 2006, AND SHOULD BE READ IN CONJUNCTION WITH THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF TECK COMINCO LIMITED AND THE NOTES THERETO FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2006 AND WITH THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF TECK COMINCO LIMITED AND THE NOTES THERETO FOR THE YEAR ENDED DECEMBER 31, 2005. IN THIS DISCUSSION, UNLESS THE CONTEXT OTHERWISE DICTATES, A REFERENCE TO TECK COMINCO OR THE COMPANY REFERS TO TECK COMINCO LIMITED AND ITS SUBSIDIARIES INCLUDING TECK COMINCO METALS LTD. AND A REFERENCE TO TECK COMINCO METALS REFERS TO TECK COMINCO METALS LTD. AND ITS SUBSIDIARIES. ADDITIONAL INFORMATION RELATING TO THE COMPANY, INCLUDING THE COMPANY'S ANNUAL INFORMATION FORM, IS AVAILABLE ON SEDAR AT WWW.SEDAR.COM.

THIS DISCUSSION AND ANALYSIS CONTAINS FORWARD-LOOKING STATEMENTS. PLEASE REFER TO THE CAUTIONARY LANGUAGE ON PAGE 16.


EARNINGS

Unaudited net earnings in the second quarter were $613 million or $2.95 per share, up significantly from net earnings of $225 million or $1.11 per share in the second quarter of 2005.

The significantly higher earnings in the second quarter were a result of higher prices for the company's products. Average LME cash prices for copper and zinc were US$3.27 and US$1.49 per pound respectively in the quarter, up significantly from US$1.54 and US$0.58 per pound respectively in the second quarter in 2005. Coal prices averaged US$116 per tonne in the second quarter of 2006 compared with US$94 per tonne a year ago. A lower Canadian/U.S. dollar exchange rate of 1.12 in the second quarter compared with 1.24 a year ago partially offset the higher commodity prices.

Net earnings in the first half of the year were $1.1 billion, more than doubling the net earnings of $430 million in the first half of 2005 as a result of high commodity prices. Net earnings in the first two quarters of the year are typically lower than the last two quarters, due to the seasonality of shipments from the Red Dog mine in Alaska. Red Dog's zinc sales in the first half of 2006 accounted for approximately 32% of its annual sales. Coal sales volumes at Elk Valley Coal in the first half of 2006 were approximately 45% of planned sales volumes for the year.

Earnings of $13 million from discontinued operation related to additional proceeds on the sale of Cajamarquilla in 2004 as a result of the annual zinc price exceeding US$0.454 per pound. These contingent payments may be receivable until 2009.

Operating profit of $894 million in the second quarter increased by 120% from $407 million in the same period in 2005, with significantly higher profits from zinc and copper operations due to high metal prices. Partially offsetting these higher prices were a weaker U.S. dollar, lower coal sales volumes and lower molybdenum revenues compared with a year ago. With rising metal prices, second quarter operating results included $107 million of revenues from final concentrate pricing, which primarily related to copper and zinc sales in the first quarter of 2006, compared with $6 million a year ago.

If the current high commodity prices are sustained, the company expects to have significant future earnings. As an illustration, net earnings in the twelve months ended June 30, 2006 were $1.8 billion excluding $200 million of gain on sales of investments and non-recurring tax adjustments. The average LME copper and zinc prices during this twelve month period were US$2.29 per pound and US$0.96 per pound respectively. Current prices for metals have continued to be significantly higher than those in the previous twelve months.


3          TECK COMINCO LIMITED 2006 SECOND QUARTER REPORT

CASH FLOW

Cash flow from operations, before changes to non-cash working capital items, was $669 million in the second quarter compared with $332 million in the second quarter of 2005 with higher profits from copper and zinc operations.

Cash flow after non-cash working capital changes was $600 million compared with $307 million in the second quarter of 2005. Net change in non-cash working capital items of $69 million comprised mainly increases in raw material inventory at Trail and production inventory at Red Dog.

Cash flow before non-cash working capital items was $1.1 billion for the six months ended June 30, 2006 compared with $618 million in 2005.

Capital expenditures were $82 million in the second quarter including investment on the Fort Hills oil sands project.

REVENUES

Revenues are affected by sales volumes, commodity prices and currency exchange rates. Comparative data for production and sales as well as revenues are presented in the tables on pages 5 and 6. Average commodity prices and Canadian/U.S. dollar exchange rate are presented in the table below.

AVERAGE METAL PRICES AND EXCHANGE RATE
                                                                                                      Twelve months
                                                  Second Quarter          Six months ended June 30    ended June 30
                                          ----------------------------  ----------------------------  -------------
                                             2006     2005  % Change       2006     2005   % Change        2006
                                          -------- -------- ----------  -------- --------- ---------  -------------
COPPER (LME Cash - US$/pound)                3.27     1.54      +112%      2.76     1.51       +83%        2.29
ZINC (LME Cash - US$/pound)                  1.49     0.58      +157%      1.26     0.59      +114%        0.96
LEAD (LME Cash - US$/pound)                  0.50     0.45       +11%      0.53     0.45       +18%        0.49
GOLD (LME PM fix - US$/ounce)                 629      427       +47%       591      427       +38%         527
MOLYBDENUM (realized - US$/pound)              23       32       -28%        21       29       -28%          22
COAL (realized - US$/tonne)                   116       94       +23%       119       79       +51%         120
CDN/U.S. EXCHANGE RATE (Bank of Canada)      1.12     1.24       -10%      1.14     1.24        -8%        1.16

Revenues from operations were $1.5 billion in the second quarter of 2006 compared to $1.0 billion in the same period a year ago. The increase over 2005 was due mainly to significantly higher prices for copper and zinc.

Sales of metal in concentrates are recognized in revenues when title transfers and the rights and obligations of ownership pass to the customer, which usually occurs upon shipment. However, final pricing may not be determined until a subsequent date, which often occurs in the following quarter. Accordingly, revenue in a quarter includes estimated prices for sales occurring in the quarter and final pricing sales adjustments from sales that occurred in previous periods. These final pricing adjustments result in additional revenues in a rising price environment and reductions to revenue in a declining price environment. The amount of additional revenues recognized by the company on any price increases will be reduced by any price participation deductions as provided in the smelting and refining agreements.

At March 31, 2006, the end of the previous quarter, outstanding receivables included 137 million pounds of copper provisionally valued at US$2.49 per pound and 157 million pounds of zinc provisionally valued at US$1.22 per pound. During the second quarter, 108 million pounds of copper included in the March 31, 2006 receivables were settled at an average final price of US$3.23 per pound and 149 million pounds of zinc were settled at an average final price of US$1.48 per pound.

At June 30, 2006, outstanding receivables included 158 million pounds of copper provisionally priced at US$3.37 per pound and 74 million pounds of zinc provisionally valued at US$1.48 per pound.


4          TECK COMINCO LIMITED 2006 SECOND QUARTER REPORT

 PRODUCTION AND SALES (NOTE 1)

                                                     PRODUCTION                               SALES
                                         ------------------------------------  -------------------------------------
                                            SECOND QUARTER    YEAR TO DATE       SECOND QUARTER      YEAR TO DATE
                                           2006      2005     2006     2005       2006      2005     2006     2005
 -------------------------------------------------------------------------------------------------------------------
 TRAIL METAL OPERATIONS

    REFINED ZINC - Thousand tonnes           73        72      147      143         74        68      149      136

    REFINED LEAD - Thousand tonnes           21        21       45       43         21        20       44       42

    SURPLUS POWER - GW.h                     --        --       --       --        291       301      540      495

 MINE OPERATIONS (Note 2)

    ZINC - Thousand tonnes
      Red Dog                               133       135      268      271         58        52      173      161
      Antamina                               10        12       16       26          6        11       14       26
      Pend Oreille                           11        13       20       23         11        13       20       23
      Louvicourt                             --         2       --        3         --         2       --        3
     ---------------------------------------------------------------------------------------------------------------
                                            154       162      304      323         75        78      207      213

    COPPER - Thousand tonnes
      Highland Valley Copper                 42        41       78       79         42        48       86       94
      Antamina                               20        20       43       41         27        20       39       41
      Louvicourt                             --         2       --        4         --         2       --        4
     ---------------------------------------------------------------------------------------------------------------
                                             62        63      121      124         69        70      125      139

    LEAD - Thousand tonnes
      Red Dog                                28        23       58       44         --        --        5        2
      Pend Oreille                            2         2        3        3          2         2        3        3
     ---------------------------------------------------------------------------------------------------------------
                                             30        25       61       47          2         2        8        5

    MOLYBDENUM - Thousand pounds
      Highland Valley Copper              1,017     1,631    2,199    3,596        998     1,790    2,008    3,633
      Antamina                              791       723    1,720    1,357        922       863    1,946    1,733
     ---------------------------------------------------------------------------------------------------------------
                                          1,808     2,354    3,919    4,953      1,920     2,653    3,954    5,366

    GOLD - Thousand ounces
      Hemlo                                  52        59      105      121         49        56      105      121
      Pogo (Note 3)                          15        --       22       --         14        --       17       --
      Other                                   3         4        6        8          3         4        5        8
      --------------------------------------------------------------------------------------------------------------
                                             70        63      133      129         66        60      127      129

    COAL - Thousand tonnes
      Elk Valley Coal (Note 4)            2,190     2,673   4,484     5,200      2,305     2,487    4,325    4,647

Notes:
(1)  The table presents the company's share of production and sales volumes.
(2) Production and sales volumes of base metal mines refer to metals contained in concentrate.
(3) Pogo operations have not reached commercial production levels and the results from operations are not included in the company's earnings.
(4) Results of the Elk Valley Coal Partnership represent the company's 40% direct interest in the Partnership commencing April 1, 2006, 39% from April 1, 2005 to March 31, 2006 and 38% from April 1, 2004 to March 31, 2005.


5          TECK COMINCO LIMITED 2006 SECOND QUARTER REPORT

 REVENUES, DEPRECIATION AND OPERATING PROFIT

 QUARTER ENDED JUNE 30
                                                                      DEPRECIATION              OPERATING
                                               REVENUES             AND AMORTIZATION         PROFIT (Note 1)
                                          --------------------    ----------------------   -------------------
                                            SECOND QUARTER           SECOND QUARTER           SECOND QUARTER
 ($ IN MILLIONS)                              2006     2005           2006       2005           2006     2005
 -------------------------------------------------------------------------------------------------------------
 ZINC
    Trail (including power sales)           $  451     $265            $12        $11           $112     $ 38
    Red Dog                                    146       38              8          7            102        9
    Pend Oreille                                29       15              4          5             16       --
    Inter-segment sales and other             (120)     (43)            --          1              4       (1)
   -----------------------------------------------------------------------------------------------------------
                                               506      275             24         24            234       46

 COPPER
    Highland Valley Copper                     421      260              9         17            326      145
    Antamina                                   275      117              9         10            211       77
    Louvicourt                                  --       10             --          1             --        6
   -----------------------------------------------------------------------------------------------------------
                                               696      387             18         28            537      228

 GOLD
    Hemlo                                       37       31              5          5              4        2

 COAL
    Elk Valley Coal (Note 2)                   307      301             10          7            119      131

--------------------------------------------------------------------------------------------------------------
 TOTAL                                      $1,546     $994            $57        $64           $894     $407
 =============================================================================================================


 SIX MONTHS ENDED JUNE 30
                                                                      DEPRECIATION              OPERATING
                                               REVENUES             AND AMORTIZATION         PROFIT (Note 1)
                                         ---------------------   -----------------------  --------------------
                                             YEAR TO DATE             YEAR TO DATE             YEAR TO DATE
 ($ IN MILLIONS)                              2006     2005           2006       2005           2006     2005
--------------------------------------------------------------------------------------------------------------

 ZINC
    Trail (including power sales)           $  814   $  534           $ 23       $ 22         $  183     $ 59
    Red Dog                                    362      139             20         18            240       52
    Pend Oreille                                47       26              8          9             22       (1)
    Inter-segment sales and other             (183)     (70)            --          1            (13)      --
   -----------------------------------------------------------------------------------------------------------
                                             1,040      629             51         50            432      110

 COPPER
    Highland Valley Copper                     720      498             19         34            531      279
    Antamina                                   386      233             15         19            301      150
    Louvicourt                                  --       20             --          3             --       11
   -----------------------------------------------------------------------------------------------------------
                                             1,106      751             34         56            832      440

 GOLD
    Hemlo                                       74       65             12         11              8        5

 COAL
    Elk Valley Coal (Note 2)                   599      477             17         15            246      171

 -------------------------------------------------------------------------------------------------------------
 TOTAL                                      $2,819   $1,922           $114       $132         $1,518     $726
 =============================================================================================================

Notes:
(1) Depreciation and amortization are deducted in calculating operating profit.
(2) Results of the Elk Valley Coal Partnership represent the company's 40% direct interest in the Partnership commencing April 1, 2006, 39% from April 1, 2005 to March 31, 2006 and 38% from April 1, 2004 to March 31, 2005.


6          TECK COMINCO LIMITED 2006 SECOND QUARTER REPORT

OPERATIONS

TRAIL SMELTER AND REFINERIES (100%)
                                                   Three months ended June 30      Six months ended June 30
                                                 -----------------------------   ------------------------------
     100%                                               2006             2005          2006               2005
     Zinc production (000's tonnes)                     72.8             71.4         147.2              142.8
     Lead production (000's tonnes)                     21.1             21.1          44.6               42.6
     Zinc sales (000's tonnes)                          74.0             68.0         148.9              136.5
     Lead sales (000's tonnes)                          21.1             19.7          44.3               41.6
     Surplus power sold (GW.h)                           291              301           540                495
     Power price (US$/megawatt hr)                        28               46            39                 49
     Operating profit ($ millions)
          - Metal operations                             107               27           169                 40
          - Power sales                                    5               11            14                 19

At Trail metal operations, refined zinc production was slightly higher than a year ago at 72,800 tonnes, while lead production remained the same as last year.

The tin removal project in the drossing plant was commissioned in the quarter allowing for improved indium production. Indium production increased to 12,500 kilograms in the second quarter compared with 8,500 kilograms in 2005. The project is expected to increase indium production capacity to 75,000 kilograms per year and forecast production for 2006 is 52,000 kilograms.

Operating profit increased significantly to $107 million compared with $27 million a year ago due to significantly higher zinc prices and higher sales volumes for zinc and lead, partially offset by a weaker U.S. dollar.

Operating profit from surplus power sales in the second quarter was $5 million compared with $11 million in 2005 due mainly to lower power prices and the effect of a weaker U.S. dollar.

RED DOG (100%)
                                                   Three months ended June 30       Six months ended June 30
                                                 -----------------------------   ------------------------------
     100%                                               2006             2005          2006               2005
     Tonnes milled (000's)                               780              741         1,539              1,452
     Zinc grade (%)                                     20.4             21.7          21.0               21.9
     Lead grade (%)                                      5.9              5.5           6.2                5.1
     Zinc recovery (%)                                  83.8             83.8          83.0               85.2
     Lead recovery (%)                                  61.3             58.5          60.0               59.8
     Zinc production (000's tonnes)                    133.2            134.4         268.6              270.8
     Zinc sales (000's tonnes)                          58.3             52.0         173.2              160.7
     Lead production (000's tonnes)                     28.0             23.7          57.6               44.4
     Lead sales (000's tonnes)                            --               --           4.6                1.8
     Operating profit ($ millions)                       102                9           240                 52

Mill throughput in the second quarter was 5% higher than a year ago as throughput was restricted in 2005 due to high amounts of silica contained in the ore. Zinc production in the second quarter was similar to a year ago as the higher mill throughput was offset by lower ore grades.

Zinc sales volumes in the second quarter, usually the lowest quarter due to the seasonality of shipments, were approximately 10% of the total annual sales volumes from Red Dog. Sales in the first half of 2006 represented approximately 32% of planned sales for the year.


7          TECK COMINCO LIMITED 2006 SECOND QUARTER REPORT

Operating profits increased significantly to $102 million in the second quarter due to zinc prices which more than doubled from the same period last year.

The 2006 shipping season commenced on July 15, 2006 with planned  shipments of
1.0 million tonnes of zinc concentrate and 216,000 tonnes of lead concentrate, similar to 2005. Zinc sales in the third and fourth quarter of 2006 are estimated to be 175,000 tonnes and 200,000 tonnes of metals in concentrate respectively.

ANTAMINA (22.5%)
                                                   Three months ended June 30        Six months ended June 30
                                                 -----------------------------   --------------------------------
     100%                                               2006            2005            2006                2005
     Tonnes milled (000's)                             7,196            7,557         14,745              14,629
     Copper grade (%)                                   1.43             1.35           1.45                1.38
     Zinc grade (%)                                     0.88             1.08           0.74                1.12
     Copper recovery (%)                                90.7             88.7           90.6                89.4
     Zinc recovery (%)                                  85.6             82.8           83.0                83.8
     Copper production (000's tonnes)                   89.4             91.8          190.6               183.7
     Copper sales (000's tonnes)                        87.7             88.3          172.3               180.6
     Zinc production (000's tonnes)                     44.1             54.2           70.4               114.0
     Zinc sales (000's tonnes)                          26.7             52.7           60.3               116.6
     Molybdenum production (000's pounds)              3,513            3,213          7,642               6,030
     Molybdenum sales (000's pounds)                   4,095            3,833          8,648               7,700
     Company's share of operating profit ($ millions)    211               77            301                 150

Mill throughput was 5% lower than a year ago due mainly to the processing of harder ore types and a three-day shutdown of the mill in April due to concerns related to water seepage from the tailings pond decant structure. Copper production was slightly lower than a year ago, as the lower throughput was partially offset by higher ore grades and improved mill recoveries due to the type of ore processed in the quarter.

Molybdenum production in the second quarter increased by 9% compared with last year due mainly to higher mill recoveries as a result of process improvements implemented in 2005. The company's share of molybdenum revenues were $22 million in the second quarter compared with $30 million a year ago due mainly to a lower realized molybdenum price of US$21 per pound compared with US$28 per pound in 2005.

The company's share of operating profits in the second quarter was $211 million compared with $77 million a year ago due mainly to rising copper prices that more than doubled from the same period last year. In addition, some March shipments of copper concentrates were deferred and recognized as sales in the second quarter when title was passed to the customers.

On June 28, 2006, the Peruvian Congress passed a law that requires all mining companies to pay a new mining royalty of up to 3% of the value of sales regardless of whether the company has been granted an exemption through a mining stability agreement. If the new law is reaffirmed, Antamina will be required to pay US$83 million with respect to 2004 and 2005 operations, and US$42 million with respect to the first six months of 2006, of which the company's share is 22.5%. Antamina management and its legal advisors are of the opinion that the royalty is not payable due to the mining stability agreement and are actively pursuing this matter. As a result, no provision has been made in the financial statements.


8          TECK COMINCO LIMITED 2006 SECOND QUARTER REPORT

HIGHLAND VALLEY COPPER (97.5%)
                                                   Three months ended June 30       Six months ended June 30
                                                 -----------------------------   -------------------------------
     100%                                                2006            2005          2006                2005
     Tonnes milled (000's)                             11,595          12,625        22,500              24,060
     Copper grade (%)                                   0.419           0.382         0.394               0.382
     Copper recovery (%)                                 90.5            88.1          90.9                88.3
     Copper production (000's tonnes)                    43.8            42.5          80.5                81.1
     Copper sales (000's tonnes)                         44.0            49.1          88.7                96.0
     Molybdenum production (000's pounds)               1,044           1,673         2,256               3,689
     Molybdenum sales (000's pounds)                    1,025           1,836         2,060               3,726
     Company's share of operating profit ($ millions)     326             145           531                 279

Copper production in the second quarter was slightly higher than a year ago as higher ore grades and improved mill recoveries more than offset the effect of lower mill throughput. Molybdenum production was 38% lower than the second quarter of 2005 due mainly to lower ore grades and reduced mill recoveries.

Copper sales in the second quarter were similar to production levels, but were 10% lower than the same period a year ago as sales volumes in the second quarter of 2005 were higher by drawing down on-hand inventory. Molybdenum revenues in the second quarter declined significantly to $29 million compared with $78 million a year ago due to a 44% reduction in sales volumes and a lower realized price of US$25 per pound compared with US$34 per pound.

Operating profit was $326 million in the second quarter compared with $145 million a year ago due to significantly higher copper prices and revenues from final concentrate pricing of $62 million.

The push-back of the Valley East pit wall in extending the mine life to 2013 is progressing well. A revised mining plan has been developed to utilize available Highmont ore as well as additional lower grade ore, which will result in higher copper production in the transition period of 2008 and 2009. Copper production is estimated to be 124,000 tonnes and 145,000 tonnes in 2008 and 2009 respectively, up from previous estimates of 114,000 tonnes and 132,000 tonnes. The average annual copper production in the following four years is estimated to average 165,000 tonnes per year.

Highland Valley Copper is studying the economic viability of a push-back of the Valley West pit wall to further extend the mine life to 2019. As part of the study, the feasibility of building a copper refinery based on the company's proprietary CESL hydrometallurgical technology is also being evaluated. The feasibility study on the mine life extension is expected to be completed in September and the study on the copper refinery is expected to be completed in the fourth quarter of 2006. An application to the BC Environmental Assessment office was filed in June to initiate the regulatory environmental assessment process in order to shorten the project execution time line should the outcome of the feasibility study be positive.

HEMLO GOLD MINES (50%)
                                                   Three months ended June 30       Six months ended June 30
                                                 -----------------------------   -------------------------------
     100%                                               2006             2005          2006                2005
     Tonnes milled (000's)                               837              890         1,646               1,784
     Grade (g/tonne)                                     4.1              4.3           4.2                 4.5
     Mill recovery (%)                                  94.2             94.0          93.8                93.9
     Production (000's ozs)                            102.7            116.3         209.6               241.0
     Sales (000's ozs)                                  98.2            113.2         209.8               241.6
     Cash operating cost per ounce (US$)                 478              318           443                 317
     Company's share of operating profit ($ millions)      4                2             8                   5

Gold production decreased by 12% to 102,700 ounces in the second quarter compared with 2005 due to poor ground control conditions which restricted mining activities in the quarter. Ore grades were slightly lower than a year ago due to a greater proportion of ore mined from the lower grade Williams


9          TECK COMINCO LIMITED 2006 SECOND QUARTER REPORT
pit. Cash operating costs increased to US$478 (C$536) per ounce in the second quarter compared with US$318 (C$394) per ounce a year ago due in part to increased mining costs, the effect of the lower production and a weaker U.S. dollar.

The realized gold price in the second quarter was US$629 per ounce compared with US$427 per ounce a year ago. The higher gold price was partially offset by the higher operating costs and lower production resulting in operating profits of $4 million in the second quarter compared with $2 million last year.

ELK VALLEY COAL PARTNERSHIP (40%)
                                                      Three months ended June 30       Six months ended June 30
                                                    -----------------------------   -------------------------------
     100%                                                  2006             2005          2006                2005
     Coal production (000's tonnes)                       5,476            6,852        11,358              13,503
     Coal sales (000's tonnes)                            5,762            6,379        10,942              12,062
     Average sale price (US$/tonne)                         116               94           119                  79
     Average sale price (Cdn$/tonne)                        133              121           138                 103
     Cost of product sold (Cdn$/tonne)                       40               31            40                  30
     Transportation (Cdn$/tonne)                             37               38            38                  34
     Company's share of operating profit ($ millions)*      119              131           246                 171

     *   Results of the Elk Valley Coal Partnership represent the company's
         40% direct interest in the Partnership commencing April 1, 2006, 39% from April 1, 2005 to March 31, 2006 and 38% from April 1, 2004 to
         March 31, 2005.

Coal production in the second quarter at Elk Valley Coal decreased by 1.4 million tonnes or 20% compared with the same period last year as production has been curtailed to avoid a buildup of inventory due to lower expected coal sales for 2006. The unit cost of product sold increased from a year ago due to the continuing high cost of mining inputs, such as energy and other consumables, as well as higher strip ratios during plant shutdown periods and longer haul distances. Second quarter unit costs were also adversely affected by lower production volumes and the one-time costs and signing bonuses associated with new five-year labour agreements.

Coal sales volumes for the second quarter of 2006 were down 10% from the same period in 2005, reflecting the termination of 2005 coal year contracts with the majority of customers in China and several other customers not taking deliveries of coal shipments as anticipated.

The average coal price of US$116 per tonne represented a mix of 2006 coal year shipments priced at US$107 per tonne and residual 2005 coal year tonnes priced at US$122 per tonne.

The company's 40% share of operating profit of $119 million in the second quarter were lower than $131 million in the same period last year despite the higher coal price, due to the increased operating costs and lower sales volumes.

Due to market  conditions,  there  can be a large  variability  in Elk  Valley
Coal's sales volumes for calendar year 2006. Coal sales volumes for the calendar year 2006 are estimated to be between 22 to 25 million tonnes, with improved sales volumes expected in the second half compared with the first half of 2006.

The pressures that led to rapidly increasing cost of product sold during the second half of 2005 and into 2006 have eased. The unit cost of product sold for the 2006 year are expected to be in the range of costs experienced during the first half of 2006 provided the cost of key inputs, such as fuel and consumables, remain at current levels. Transportation costs in the second half of the year are also expected to be similar to those in the first half.

During the second quarter, Elk Valley Coal ratified new collective agreements at Fording River and Elkview operations. Both collective agreements cover a five-year term and all four unionized sites in the Elk Valley now have long-term collective agreements with expiry dates ranging from May 2009 through April 2011. The collective agreement at the Cardinal River operation expires in June 2007.

Elk Valley Coal and Westshore Terminals proceeded to arbitration in the second quarter to determine if changes should be made to the loading rate charged to Elkview operations effective April 1, 2005. The arbitrator's decision received in July declined to grant relief and Elk Valley Coal is reviewing the decision.


10         TECK COMINCO LIMITED 2006 SECOND QUARTER REPORT

Mr. Boyd Payne will join Elk Valley Coal as President and Chief Executive Officer in the third quarter. Mr. Payne was most recently Vice President, Marketing for the BHP Billiton Mitsubishi Alliance. Mr. Jim Popowich will retire following a transition period, after 37 years of service with Fording Canadian Coal Trust and Elk Valley Coal and their predecessor companies.

COSTS AND EXPENSES

Interest expense of $24 million in the second quarter of 2006 was higher than the $13 million recorded in the second quarter of 2005 mainly as a result of the US$1.0 billion bond issue completed in September 2005.

Other income of $53 million in the second quarter included $38 million of interest income and $12 million of investment income from the company's holding of Fording Canadian Coal Trust units.

Income and resource taxes on pre-tax earnings of $887 million were $287 million or 32%. This composite tax rate was lower than the Canadian Statutory rate of 34% due mainly to the recording of a one-time benefit of $26 million related to the reduction of tax rates in Canada. Provincial mineral taxes in Canada increased the overall tax rate for certain operations but partially offsetting this was the effect of depletion allowances in Canada and the United States.

FINANCIAL POSITION AND LIQUIDITY

Cash flow from operations, before changes to non-cash working capital items, was $669 million in the second quarter compared with $332 million in the second quarter of 2005 with higher profits from copper and zinc operations. Cash flow after non-cash working capital changes was $600 million compared with $307 million in the second quarter of 2005. Net change in non-cash working capital items of $69 million included mainly increases in raw material inventory at Trail and production inventory at Red Dog.

Capital expenditures in the second quarter were $62 million of which $31 million was on sustaining capital expenditures and $31 million was for development projects. Development expenditures comprised $15 million for the Pogo gold project, $6 million for Trail power facilities upgrade and $5 million for the Highland Valley Copper mine extension. Investment in the Fort Hills oil sands project totalled $20 million in the second quarter.

On June 2, 2006 the company completed a series of transactions culminating in the redemption of $112 million principal amount of exchangeable debentures due 2024. In the course of these transactions, all outstanding debentures were tendered for exchange and the company issued 11.5 million Class B subordinate voting shares. The exchange did not affect the company's earnings or cash flows from operating activities as the exchangeable debentures were classified as part of shareholders' equity on the company's balance sheet.

Despite normal inventory buildup at the Red Dog mine due to the seasonality of its sales volumes, the company increased its cash (including temporary investments) position by $415 million in the quarter to $3.6 billion at June 30, 2006. Total long-term debt was $1.5 billion excluding the Inco exchangeable debentures and the debt to total debt and equity ratio was 22%. Debt due within the next five years is $138 million.

Pursuant to the company's offer to purchase all of the outstanding common shares of Inco, the total cash required will be approximately $6.4 billion. The company intends to finance the transaction with approximately $3.6 billion of the cash requirement from cash on hand and a committed 12-month senior non-revolving bridge term loan credit facility of approximately $3.6 billion (US$3.2 billion).

The company also has bank credit facilities aggregating $1.0 billion. Unused credit lines under these facilities amounted to $883 million at June 30, 2006.

CORPORATE DEVELOPMENT

On May 8, 2006 the company announced an offer to purchase all of the outstanding common shares of Inco Limited (Inco). Under the terms of the offer the company has offered $78.50 a share in cash or 0.9776 of a Class B subordinate voting share and cash of $0.05 for each Inco common share, subject


11         TECK COMINCO LIMITED 2006 SECOND QUARTER REPORT
to pro-ration based on the maximum amount of cash and shares available. At full pro-ration, the offer had an implied value of $69.35 on the basis of the closing price of Class B subordinate voting shares on July 21, 2006. The total amount of cash available under the offer is limited to $6.4 billion and the total number of Class B subordinate voting shares available is 143 million. Under full pro-ration, Inco shareholders would be entitled to receive 0.6293 of a Class B subordinate voting share and $28 for each Inco share tendered. The offer is subject to certain conditions including the lawful termination of the support agreement between Inco and Falconbridge and the withdrawal or termination of Inco's announced offer to acquire all of the outstanding shares of Falconbridge without any shares of Falconbridge being acquired under Inco's offer. Additional conditions include the absence of material adverse changes and the acceptance of the offer by shareholders owning not less than 66 and 2/3% of the Inco shares on a fully diluted basis. If the company takes up and pays for shares pursuant to the offer, the company intends to take steps to acquire all of the remaining outstanding Inco shares. The offer was mailed to Inco shareholders on May 23, 2006. On July 21, 2006 the company extended the expiry date of the offer to 8:00 p.m. on August 16, 2006, which coincides with the date on which the Inco Shareholders' Rights plan will be cease traded.

The resulting company would be broadly diversified with market leading positions in zinc, nickel and metallurgical coal and significant presence in copper, gold and other commodities. The company would have an extensive portfolio of long-lived assets, a well sequenced growth profile and substantial capacity to fund growth.

The POGO gold mine made significant progress in commissioning the mine and mill in the second quarter. The installation of the underground ore conveying system is currently being commissioned. Optimization of the mill grinding and flotation circuits is ongoing, with recovery currently at 85%. The mill has reached its design rate of 2,500 tonnes per day for short periods of time, but throughput is still limited by tailings filtration capacity and associated bottlenecks with the paste backfill system, with the overall plant currently operating at 60% of design capacity. Operational improvements are still being made, with production expected to be between 60-70% of design capacity until filter plant modifications are completed. A third pressure filter has been ordered and is expected to arrive on site in the third quarter, with installation scheduled to be complete by the end of the year. With the addition of a third filter, modifications to the handling system for transporting filtered tailings for use in paste backfilling may also be required and various options are being assessed. Full production is expected to be achieved after the third filter and other modifications are fully operational in the first quarter of 2007. Operating income or loss is being capitalized as part of development costs until commercial production is achieved. The company's share of operating loss capitalized in the first half of 2006 was $8 million.

The restart of the LENNARD SHELF zinc operations, a 50/50 joint venture with Falconbridge Limited, was approved in the second quarter. Detailed planning for the refurbishment of the mill, shipping facility, camp and other site infrastructure is underway. An underground mining contractor has been selected and will begin mobilization in late July. The mining contractor will initially establish development access to new areas of the Pillara mine to enable definition diamond drilling and future production. Mill start-up is anticipated in January 2007 with the first shipment of zinc concentrate expected near the end of the first quarter in 2007. The Pillara mine has an anticipated mine life of four years at an annual production rate of 70,000 to 80,000 tonnes per year of zinc in concentrate.

The MORELOS project consists of three gold enriched skarn deposits located in Guerrero State, Mexico. An inferred mineral resource of 30.65 million tonnes at 3.27 g/t gold has been identified to date based on 25,000 metres of drilling. A two phase in-fill drilling program is being carried out concurrent with prefeasibility engineering activities. The proposed project will consist of a mine and mill with a capacity to process 2.4 million tonnes of ore per year, producing an average of 235,000 ounces of gold per year. Activities planned for 2006 include in-fill drilling, scope definition, prefeasibility engineering and baseline environmental data collection. Detailed feasibility level engineering is planned to start in late 2006. The conceptual project schedule is based on two years for permitting and 18 months for construction which could allow production to start in the third quarter of 2009.

The company is also advancing other exploration and development projects such as the Carrapateena copper exploration project in Australia and the Sante Fe nickel project in Brazil. At Carrapateena, drilling has intersected significant copper mineralization 300 metres northwest of the 2005 "discovery" hole. Assays included 141 metres of 0.87% copper, including 49 metres of 1.27%


12         TECK COMINCO LIMITED 2006 SECOND QUARTER REPORT
copper and drilling is continuing. On the Santa Fe and Ipora nickel laterite properties in Brazil, nine drill rigs are currently operating. Detailed drilling at 50 and 100 metre centres has been completed on the key Santa Fe zones. Resource modeling, metallurgical testwork and scoping study project estimations are underway.

The FORT HILLS Energy Limited Partnership (Teck Cominco 15%) is expected to announce the results of a preliminary cost estimate later this year when project scope and development plans are scheduled to be finalized. Key mining positions have been filled with Teck Cominco employees to utilize the company's open pit mining expertise.

On May 12, 2006, the company announced the appointment of Mr. Peter Kukielski as Executive Vice President and Chief Operating Officer effective July 15, 2006. Mr. Kukielski was most recently Executive Vice President and Chief Operating Officer at Falconbridge Limited. Prior to Falconbridge, Mr.
Kukielski held senior engineering and project management roles with BHP Billiton and Fluor Corporation.

OUTLOOK

Except as discussed above in relation to specific operations, there are no significant changes expected in operating plans or production rates at the company's operations for the balance of 2006.

The company reported record profits in the first half of 2006 due mainly to significantly higher commodity prices. Current prices for metals remain significantly higher than those in the first half of the year, which averaged US$2.76 per pound for copper and US$1.26 per pound for zinc respectively on the LME. Net earnings in the second half of the year will be strong should these metal prices remain at the current levels.

Sensitivity of metal prices and the U.S. dollar exchange rate on earnings based on the company's current 2006 production plan is as follows:

                                                           Estimated Impact on
                                 Change              Annual After-tax Earnings
         ---------------------------------------------------------------------
                                                               (CDN$ MILLIONS)
         Zinc                    US$0.01/lb                             $  10
         Lead                    US$0.01/lb                             $   3
         Copper                  US$0.01/lb                             $   4
         Gold                    US$10/oz                               $   3
         Coal                    US$1/tonne                             $   7
         Molybdenum              US$1/pound                             $   5
         Power                   US$10/MW.h                             $   7
         Cdn$/US$                Cdn$0.01                               $  24

         Note:
           The effect on the company's earnings due to commodity price movements will vary from quarter to quarter depending on sales volumes. On a quarterly basis, commodity price changes will result in price adjustments on outstanding receivables, which are not reflected in these sensitivity estimates. The impact of the U.S. dollar exchange rate will depend on the underlying commodity prices.


The continuing strengthening of the Canadian dollar relative to the U.S. dollar has a negative impact on the company's earnings as the prices of the company's products are denominated in U.S. dollars and a significant portion of the company's operating costs are Canadian dollar based.

The company's capital expenditures are estimated to be approximately $400 million for the year, including $190 million of sustaining capital expenditures at the company's operations and $210 million on development projects. The majority of the development costs will be spent on the Highland Valley Copper mine life extension and the Fort Hills oil sands project.


13         TECK COMINCO LIMITED 2006 SECOND QUARTER REPORT

CONTINGENCIES

UPPER COLUMBIA RIVER BASIN (LAKE ROOSEVELT)

On November 11, 2004, the District Court for Eastern Washington State denied a motion by TCML to dismiss, for want of jurisdiction, a citizen's suit brought by two members of the Confederated Tribes of the Colville Reservation (the "Tribes") supported by the State of Washington. On February 14, 2005, the Federal Court of Appeals for the 9th Circuit granted TCML's petition for permission to appeal that decision and the District Court entered a stay of proceedings (the "Stay") pending a final decision on the appeal. In September 2005, the District Court lifted the Stay to allow the State of Washington and the Tribes to add the Tribes as an additional plaintiff and to file amended complaints adding the State's and the Tribes' claims for natural resource damages and cost recovery under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"). On September 29, 2005, the individual plaintiffs also served notice of their intention to file suit under the US Resource Conservation and Recovery Act ("RCRA") seeking injunctive relief and costs.

On July 3, 2006, the 9th Circuit affirmed the District Court's denial of TCML's motion to dismiss the citizen's suit. On July 17, 2006, TCML petitioned the 9th Circuit for rehearing in accordance with the court's procedures.

The original citizen's suit was brought pursuant to Section 310(a)(i) of CERCLA to enforce a unilateral administrative order issued by the US Environmental Protection Agency (EPA) on December 11, 2003 (the "UAO") purporting to require TCML to conduct a remedial investigation and feasibility study with respect to metal contamination in the sediments of the Upper Columbia River and Lake Roosevelt. On June 2, 2006, TCML and its US affiliate, Teck Cominco American Incorporated ("TCAI") entered into a Settlement Agreement (the "Agreement") with the EPA and the United States under which TCAI will pay for and conduct a remedial investigation and feasibility study (the "Studies") that, while not carried out under an administrative or judicial order, will be consistent with the US National Contingency Plan. TCAI agreed to provide US$1.1 million in annual funding to the EPA to facilitate the full participation of the Tribes, the State and the US Department of Interior. TCAI has placed US$20 million in escrow as financial assurance of its obligations under the Agreement. Contemporaneously with the execution of the Agreement, the EPA withdrew the UAO. The recent decision of the 9th Circuit will not affect the Agreement.

There can be no assurance that the agreement to conduct and fund the studies and the withdrawal of the UAO will be sufficient to resolve the matter or that TCML or its affiliates will not be faced with further liability in relation to this matter. Until the studies are completed, it is not possible to estimate the extent and cost, if any, of remediation that may be required. Although the UAO has been withdrawn, the additional complaints filed by the Tribes and the State are subject to the same jurisdictional arguments that TCML raised in its motion to dismiss the original citizen's suit. The Tribes and the State participated fully in the negotiation of the Agreement but are not parties to it and the Agreement does not resolve their claims for natural resource damages or response costs.

COMPETITION INVESTIGATION

TCML, as the marketing agent for HVC, responded to an order issued in May 2003 pursuant to the Competition Act to produce documents relevant to the marketing of custom copper concentrates. The order was part of an industry-wide investigation involving major copper concentrate producers commenced in Canada, the US and Europe. The United States Department of Justice and the European Commission decided not to proceed with their investigations and have closed their files on the case.

The company is co-operating in the continuing investigation in Canada. There can be no assurance that the investigation will not result in further regulatory action against the company or HVC in Canada or that the company or HVC will not face prosecution or liability under the Competition Act or otherwise in relation to the investigation. The company can also not predict the course of the ongoing investigation in Canada or when the investigation will be completed.


14         TECK COMINCO LIMITED 2006 SECOND QUARTER REPORT

ADOPTION OF NEW ACCOUNTING STANDARDS, CHANGE IN ACCOUNTING POLICIES AND RESTATEMENT

RESTATEMENT OF CASH BALANCE

To conform with current period presentation, cash and cash equivalents on the December 31, 2005 balance sheet has been restated to remove money market instruments with original maturity in excess of three months from the date of acquisition from cash and cash equivalents and present them under the balance sheet heading temporary investments. As a result, net changes in temporary investments are now shown on the cash flow statement as an investing activity. Comparative cash flow statements for the three and six months ended June 30, 2005 have also been restated to reflect a net decline in temporary investments.

DEFERRED STRIPPING

Effective January 1, 2006, the company adopted CICA Emerging Issues Committee Abstract 160 (EIC-160) "Stripping Costs Incurred in the Production Phase of a Mining Operation". EIC-160 requires stripping costs to be accounted for as variable production costs to be included in the costs of inventory produced, unless the stripping activity can be shown to be a betterment of the mineral property, in which case the stripping costs would be capitalized. Betterment occurs when stripping activity increases future output of the mine by providing access to additional sources of reserves. Capitalized stripping costs are to be amortized on a unit of production basis over the proven and probable reserves to which they relate.

Under the standard established by the EIC existing deferred stripping costs may continued to be carried on the Balance Sheet and amortized on a unit of production basis over the remaining life of the affected mines. As at January 1, 2006, the opening balance of capitalized stripping cost was $52 million. Mine expansion costs at Highland Valley Copper, which are considered to be a betterment of the property and can be capitalized under the new rules, totalled $13 million as at June 30, 2006.

MINERAL PROPERTIES COSTS

Effective January 1, 2006, the company amended its accounting policy on the treatment of costs for the acquisition, exploration and evaluation of mineral properties as follows:

Acquisition, exploration and evaluation costs are charged to earnings in the year in which they are incurred, except where these costs relate to specific properties for which resources as defined under National Policy Statement 43-101 exist and it is expected that the expenditure can be recovered by future exploitation or sale, in which case they are deferred. In limited circumstances, significant costs of acquiring mineral properties are capitalized when it is expected the expenditure will be recovered by future exploitation or sale.

Previously, the company capitalized acquisition, exploration and evaluation costs only when economically recoverable reserves as shown by economic studies were believed to exist. This change has been applied retroactively, but did not have any effect on reported earnings or retained earnings.

FINANCIAL INSTRUMENTS

In the second quarter of 2006, the company's commodity price and foreign exchange hedging activities increased the company's revenues by $13 million. The unrealized mark-to-market loss on hedging positions totalled $28 million as at June 30, 2006.


15         TECK COMINCO LIMITED 2006 SECOND QUARTER REPORT

QUARTERLY EARNINGS AND CASH FLOW

($ in millions, except per share data)          2006                    2005                           2004
                                           ---------------  ----------------------------  ------------------------------
                                               Q2      Q1      Q4      Q3      Q2     Q1       Q4      Q3      Q2     Q1
Revenues                                    1,546   1,273   1,343   1,150     994    928    1,051     925     777    675
Operating profit                              894     624     686     550     407    319      384     325     215    171
Net earnings                                  613     448     510     405     225    205      285     120     116     96
Earnings per share                          $2.95   $2.19   $2.50   $2.00   $1.11  $1.01    $1.42   $0.62   $0.60  $0.51
Cash flow from continuing operations
 (before changes to working capital items)    669     461     555     476     332    286      403     329     197    180

OUTSTANDING SHARE DATA

As at July 19, 2006 there were 210,630,282 Class B subordinate voting shares and 4,673,453 Class A common shares outstanding. In addition, there were outstanding 2,657,860 director and employee stock options with exercise prices ranging between $6.39 and $66.40 per share. More information on these instruments and the terms of their conversion is set out in Note 16 of the company's 2005 year-end financial statements.

IMPORTANT NOTICE

This document may be deemed to be solicitation material in respect of Teck Cominco's proposed tender offer for the shares of Inco. On May 23, 2006, Teck Cominco has filed the following documents with Securities and Exchange Commission ("SEC") in connection with its offer to purchase all of the outstanding common shares of Inco: (1) a Registration Statement on Form F-10 (containing an offer to purchase and a share takeover bid circular) and (2) a tender offer statement on Schedule T-0.

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE SCHEDULE T-0 AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER. These documents will be available without charge on the SEC's web site at WWW.SEC.GOV and may be obtained without charge from the SEC at telephone number 800-SEC-0330. Free copies of these documents can also be obtained by directing a request to Teck Cominco Limited, 600-200 Burrard Street, Vancouver, British Columbia Canada, V6C 3L9, attention Corporate Secretary, by telephone at (604) 687-1117, or by email to: info@teckcominco.com.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This press release contains certain forward-looking information. This forward-looking information, principally under the heading "Outlook", but also elsewhere in this press release, includes estimates, forecasts, and statements as to management's expectations with respect to, among other things, the size and quality of the company's mineral reserves and mineral resources, future trends for the company, the outcome and consequences of the company's offer for Inco, the impact of the Peruvian royalty legislation, progress in development of mineral properties, future production and sales volumes, capital and mine production costs, demand and market outlook for commodities, future commodity prices and treatment and refining charges, the outcome of legal proceedings involving the company, and the financial results of the company. This forward-looking information involves numerous assumptions, risks and uncertainties and actual results may vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes interest and currency exchange rates, acts of foreign governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health,


16         TECK COMINCO LIMITED 2006 SECOND QUARTER REPORT
safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets.

Statements concerning future production costs or volumes, and the sensitivity of the company's earnings to changes in commodity prices and exchange rates are based on numerous assumptions of management regarding operating matters, including that new collective bargaining agreements are entered into at certain operations without labour disruption, that demand for products develops as anticipated, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, and that there are no material unanticipated variations in the cost of energy or supplies.

WEBCAST

Teck Cominco will host an Investor Conference Call to discuss its Q2/2006 financial results on Tuesday, July 25, 2006 at 11 AM Eastern/8 AM Pacific time. A live audio webcast of the conference call, together with supporting presentation slides, will be available at the company's website at www.teckcominco.com. The webcast is also available at www.newswire.ca and www.q1234.com. The webcast will be archived at www.teckcominco.com.




17         TECK COMINCO LIMITED 2006 SECOND QUARTER REPORT

TECK COMINCO LIMITED
Consolidated Statements of Earnings
(Unaudited)
----------------------------------------------------------------------------------------------------------------------
                                                                THREE MONTHS ENDED             SIX MONTHS ENDED
                                                                     JUNE 30                        JUNE 30
(IN MILLIONS OF DOLLARS, EXCEPT PER SHARE DATA)                2006              2005         2006              2005
----------------------------------------------------------------------------------------------------------------------
                                                                             Note 1(b)                      Note 1(b)
REVENUES                                                     $1,546             $ 994      $ 2,819           $ 1,922
OPERATING EXPENSES                                             (595)             (523)      (1,187)           (1,064)
DEPRECIATION AND AMORTIZATION                                   (57)              (64)        (114)             (132)
----------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT                                                894               407        1,518               726

OTHER EXPENSES
     General and administrative                                 (16)              (15)         (40)              (30)
     Interest on long-term debt                                 (24)              (13)         (51)              (26)
     Exploration                                                (14)              (14)         (22)              (19)
     Research and development                                    (6)               (4)         (10)               (8)
     Other income (Note 6)                                       53                19          173                50

     -----------------------------------------------------------------------------------------------------------------
                                                                887               380        1,568               693

PROVISION FOR INCOME AND RESOURCE TAXES                        (287)             (155)        (520)             (263)

----------------------------------------------------------------------------------------------------------------------

NET EARNINGS FROM CONTINUING OPERATIONS                         600               225        1,048               430

NET EARNINGS FROM DISCONTINUED OPERATION (Note 13(b))            13                --           13                --

----------------------------------------------------------------------------------------------------------------------
NET EARNINGS                                                 $  613             $ 225      $ 1,061           $   430
======================================================================================================================

BASIC EARNINGS PER SHARE                                      $2.95             $1.11        $5.15             $2.12
BASIC EARNINGS PER SHARE FROM CONTINUING OPERATIONS           $2.89             $1.11        $5.08             $2.12
DILUTED EARNINGS PER SHARE                                    $2.83             $1.04        $4.89             $1.99
DILUTED EARNINGS PER SHARE FROM CONTINUING OPERATIONS         $2.77             $1.04        $4.83             $1.99

WEIGHTED AVERAGE SHARES OUTSTANDING (MILLIONS)                207.6             202.4        205.6             202.0

SHARES OUTSTANDING AT END OF PERIOD (MILLIONS)                215.3             202.5        215.3             202.5


18         TECK COMINCO LIMITED 2006 SECOND QUARTER REPORT

TECK COMINCO LIMITED
Consolidated Statements of Cash Flow
(Unaudited)
----------------------------------------------------------------------------------------------------------------------
                                                                   THREE MONTHS ENDED              SIX MONTHS ENDED
                                                                        JUNE 30                         JUNE 30
(IN MILLIONS OF DOLLARS)                                          2006            2005           2006            2005
----------------------------------------------------------------------------------------------------------------------
                                                                        Note 1(b), 2(c)                Note 1(b), 2(c)
OPERATING ACTIVITIES
        Net earnings from continuing operations                 $  600           $ 225         $1,048           $ 430
        Items not affecting cash:
           Depreciation and amortization                            57              64            114             132
           Future income and resource taxes                          9              52             30              80
           Gain on sale of investments and assets                   (5)            (16)           (76)            (36)
           Other                                                     8               7             14              12
        --------------------------------------------------------------------------------------------------------------
                                                                   669             332          1,130             618
        Net change in non-cash working capital items               (69)            (25)          (159)             (2)
        --------------------------------------------------------------------------------------------------------------
                                                                   600             307            971             616

FINANCING ACTIVITIES
        Issuance of long-term debt                                   4              --             20              --
        Repayment of long-term debt                                 (1)             --           (211)            (46)
        Issuance of Class B subordinate voting shares               --               3              6              16
        Dividends paid                                              --             (81)           (81)            (81)
        Exchangeable debentures                                     (8)             (2)            (8)             (2)
        --------------------------------------------------------------------------------------------------------------
                                                                    (5)            (80)          (274)           (113)

INVESTING ACTIVITIES
        Decrease (increase) in temporary investments             1,425            (100)           636            (366)
        Property, plant and equipment                              (62)            (73)          (136)           (135)
        Investment in Fort Hills Energy Limited Partnership        (20)             --            (74)             --
        Investments and other assets                               (29)             (1)           (32)             (7)
        Proceeds from sale of investments and assets                 9              23            119              55
        --------------------------------------------------------------------------------------------------------------
                                                                 1,323            (151)           513            (453)

EFFECT OF EXCHANGE RATE ON CASH HELD IN U.S. DOLLARS               (78)              3            (78)              3

----------------------------------------------------------------------------------------------------------------------

INCREASE IN CASH AND CASH EQUIVALENTS                            1,840              79          1,132              53

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                 1,390             849          2,098             875

----------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                      $3,230           $ 928         $3,230           $ 928
======================================================================================================================


19         TECK COMINCO LIMITED 2006 SECOND QUARTER REPORT

TECK COMINCO LIMITED
Consolidated Balance Sheets
(Unaudited)
---------------------------------------------------------------------------------------------------------------------
                                                                                     JUNE 30             DECEMBER 31
(IN MILLIONS OF DOLLARS)                                                                2006                    2005
---------------------------------------------------------------------------------------------------------------------
                                                                                                      Note 1(b), 2(c)
ASSETS
CURRENT ASSETS
      Cash and cash equivalents                                                       $3,230                  $2,098
      Temporary investments                                                              350                     986
      Accounts and settlements receivable                                                588                     531
      Inventories                                                                        759                     668
      ---------------------------------------------------------------------------------------------------------------
                                                                                       4,927                   4,283

INVESTMENTS                                                                              705                     666

PROPERTY, PLANT AND EQUIPMENT                                                          3,475                   3,516

OTHER ASSETS                                                                             347                     344

---------------------------------------------------------------------------------------------------------------------
                                                                                      $9,454                  $8,809
=====================================================================================================================


LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
      Dividends payable                                                                $ 215                    $ 81
      Accounts payable and accrued liabilities                                           449                     442
      Current portion of long-term debt                                                   34                     213
      Current income and resource taxes payable                                          134                     261
      Current portion of future income and resource taxes                                199                     118
      ---------------------------------------------------------------------------------------------------------------
                                                                                       1,031                   1,115

LONG-TERM DEBT                                                                         1,429                   1,508
OTHER LIABILITIES (Note 8)                                                               660                     667
FUTURE INCOME AND RESOURCE TAXES                                                         801                     888
EXCHANGEABLE DEBENTURES                                                                  248                     248
SHAREHOLDERS' EQUITY (Note 9)                                                          5,285                   4,383

---------------------------------------------------------------------------------------------------------------------
                                                                                      $9,454                  $8,809
=====================================================================================================================


20         TECK COMINCO LIMITED 2006 SECOND QUARTER REPORT

TECK COMINCO LIMITED
Consolidated Statements of Retained Earnings
(Unaudited)
---------------------------------------------------------------------------------------------------------------------
                                                                   THREE MONTHS ENDED             SIX MONTHS ENDED
                                                                        JUNE 30                       JUNE 30
(IN MILLIONS OF DOLLARS)                                            2006          2005           2006           2005
---------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS AT BEGINNING OF PERIOD                          $2,675        $1,253         $2,228         $1,049

Net earnings                                                         613           225          1,061            430
Dividends declared                                                  (215)          (81)          (215)           (81)
Interest on exchangeable debentures, net of taxes                     (2)           (1)            (3)            (2)

---------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS AT END OF PERIOD                                $3,071        $1,396         $3,071         $1,396
=====================================================================================================================



21         TECK COMINCO LIMITED 2006 SECOND QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
------------------------------------------------------------------------------


1.   BASIS OF PRESENTATION

     (a) These interim consolidated financial statements have been prepared in accordance with Canadian GAAP using standards for interim financial statements and do not contain all of the information required for annual financial statements. These statements follow the same accounting policies and methods of application as the most recent annual financial statements. Accordingly, they should be read in conjunction with the most recent annual financial statements of the company.

     (b) Certain other comparative figures have been reclassified to conform with the presentation adopted for the current period.


2. ADOPTION OF NEW ACCOUNTING STANDARDS AND CHANGE IN ACCOUNTING POLICY AND RESTATEMENT

     (a) Deferred stripping

         Effective January 1, 2006, the company adopted CICA Emerging Issues Committee Abstract 160 (EIC-160) "Stripping Costs Incurred in the Production Phase of a Mining Operation". EIC-160 requires stripping costs to be accounted for as variable production costs to be included in the costs of inventory produced, unless the stripping activity can be shown to be a betterment of the mineral property, in which case the stripping costs would be capitalized. Betterment occurs when stripping activity increases future output of the mine by providing access to additional sources of reserves. Capitalized stripping costs would be amortized on a unit of production basis over the proven and probable reserves to which they relate.

         The prospective application of this standard permits the existing deferred stripping costs incurred in the production phase to be viewed as the opening balance of capitalized stripping costs and amortized on a unit of production basis over the remaining life of the mine. As at January 1, 2006, the opening balance of capitalized stripping costs was $52 million, which will be amortized over the respective remaining life of mines. In respect of the mine expansion at Highland Valley Copper, which is considered to be a betterment of the property, the accumulated deferred stripping cost as at June 30, 2006 was $13 million.

     (b) Mineral properties costs

         Effective January 1, 2006, the company amended its accounting policy on the treatment of costs for the acquisition, exploration and evaluation of mineral properties as follows:

         Acquisition, exploration and evaluation costs are charged to earnings in the year in which they are incurred, except where these costs relate to specific properties for which resources as defined under National Policy Statement 43-101 exist and it is expected that the expenditure can be recovered by future exploitation or sale, in which case they are deferred. In limited circumstances, significant costs of acquiring mineral properties are capitalized when it is expected the expenditure will be recovered by future exploitation or sale.

         Previously, the company capitalized acquisition, exploration and evaluation costs only when economically recoverable reserves as shown by economic studies were believed to exist. This change has been applied retroactively, but did not have any effect on reported earnings or retained earnings.

     (c) Restatement of cash balance

         To conform with current period presentation, cash and cash equivalents on the December 31, 2005 balance sheet has been restated to remove money market instruments with original maturity in excess of three months from the date of acquisition from cash and cash equivalents and present them under the balance sheet heading temporary investments. As a result, net changes in temporary investments are now shown on the cash flow statement as an investing activity. Comparative cash flow statements for the three and six months ended June 30, 2005 have also been restated to reflect a net decline in temporary investments.


22         TECK COMINCO LIMITED 2006 SECOND QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
------------------------------------------------------------------------------


3.   REDEMPTION OF EXCHANGEABLE DEBENTURES DUE 2024

     On June 1, 2006 the company completed a series of transactions culminating in the redemption of $112 million principal amount of exchangeable debentures due 2024 which was recorded in shareholders' equity. In the course of these transactions, all outstanding debentures were tendered for exchange and the company issued 11,489,368 Class B subordinate voting shares. Since the debentures form part of the company's shareholders' equity the exchange and the related tax adjustments have no effect on net earnings and are accounted for by adjustments to components of shareholders' equity. The transactions resulted in a net increase in shareholders' equity of $124 million as a result of a tax related adjustment.

4.   INCO OFFER

     On May 8, 2006 the company announced an offer to purchase all of the outstanding common shares of Inco Limited (Inco). Under the terms of the offer the company has offered $78.50 a share in cash or 0.9776 of a Class B subordinate voting share and cash of $0.05 for each Inco common share, subject to pro-ration based on the maximum amount of cash and shares available. At full pro-ration, the offer had an implied value of $69.35 on the basis of the closing price of Class B subordinate voting shares on July 21, 2006. The total amount of cash available under the offer is limited to $6.4 billion and the total number of Class B subordinate voting shares available is 143 million. Under full pro-ration, Inco shareholders would be entitled to receive 0.6293 of a Class B subordinate voting share and $28 for each Inco share tendered. The offer is subject to certain conditions including the lawful termination of the support agreement between Inco and Falconbridge and the withdrawal or termination of Inco's announced offer to acquire all of the outstanding shares of Falconbridge without any shares of Falconbridge being acquired under Inco's offer. Additional conditions include the absence of material adverse changes and the acceptance of the offer by shareholders owning not less than 66 and 2/3% of the Inco shares on a fully diluted basis. If the company takes up and pays for shares pursuant to the offer, the company intends to take steps to acquire all of the remaining outstanding Inco shares. The offer was mailed to Inco shareholders on May 23, 2006. On July 21, 2006 the company extended the expiry date of the offer to 8:00 p.m. on August 16, 2006, which coincides with the date on which the Inco Shareholders' Rights plan will be cease traded.

5.   SUPPLEMENTARY CASH FLOW INFORMATION

                                                                             JUNE 30         December 31
     (IN MILLIONS OF DOLLARS)                                                   2006                2005
     ----------------------------------------------------------------------------------------------------
     (a)  i)  Cash and cash equivalents

              Cash                                                              $ 91               $ 132
              Money market investments with maturities from
                the date of acquisition of 3 months or less                    3,139               1,966

     ----------------------------------------------------------------------------------------------------
                                                                              $3,230              $2,098
     ====================================================================================================

          ii) Temporary investments

              Money market investments with maturities from
               the date of acquisition of
                 3-6 months                                                    $ 345                $911
                 6-12 months                                                       5                  75

     ----------------------------------------------------------------------------------------------------
                                                                            $    350                $986
     ====================================================================================================

                                                           THREE MONTHS ENDED          SIX MONTHS ENDED
                                                                 JUNE 30                   JUNE 30
     (IN MILLIONS OF DOLLARS)                               2006        2005          2006          2005
     ----------------------------------------------------------------------------------------------------
     (b)  Income and resource taxes paid                    $195         $37          $473           $92
          Interest paid                                      $37          $2           $60           $24


23         TECK COMINCO LIMITED 2006 SECOND QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
------------------------------------------------------------------------------

6.   OTHER INCOME (EXPENSE)

                                                                      THREE MONTHS ENDED          SIX MONTHS ENDED
                                                                            JUNE 30                   JUNE 30
     (IN MILLIONS OF DOLLARS)                                           2006        2005         2006         2005
     --------------------------------------------------------------------------------------------------------------
     Gain on sale of investments and assets                             $  5         $13         $ 76         $ 33
     Interest and investment income                                       38          10           75           18
     Income from Fording Canadian Coal Trust                              12          11           27           18
     Insurance proceeds                                                    6           5            6           21
     Non-hedge derivative gains (losses)                                  --          (4)           2          (15)
      Asset retirement obligation expense for closed properties           (4)         (2)          (6)          (4)
     Minority interests                                                   (9)         (4)         (15)          (7)
     Foreign exchange gain (losses)                                       --          (4)           3           (2)
     Miscellaneous income (expense)                                        5          (6)           5          (12)

     --------------------------------------------------------------------------------------------------------------
                                                                        $ 53         $19         $173         $ 50
     ==============================================================================================================


7.   EMPLOYEE FUTURE BENEFITS EXPENSE

                                                                     THREE MONTHS ENDED        SIX MONTHS ENDED
                                                                           JUNE 30                 JUNE 30
     (IN MILLIONS OF DOLLARS)                                           2006        2005         2006         2005
     --------------------------------------------------------------------------------------------------------------

     Pension plans                                                      $  8         $10          $17          $20
     Post-retirement benefit plans                                         6           4           11            9

     --------------------------------------------------------------------------------------------------------------
     Employee future benefits expense                                    $14         $14          $28          $29
     ==============================================================================================================

8.   OTHER LIABILITIES

                                                                                        JUNE 30        December 31
     (IN MILLIONS OF DOLLARS)                                                              2006               2005
     --------------------------------------------------------------------------------------------------------------
     Asset retirement obligation and other post-closure costs                              $400               $407
     Accrued pension and post-retirement benefits                                           193                206
     Minority interests                                                                      32                 18
     Other                                                                                   35                 36

     --------------------------------------------------------------------------------------------------------------
                                                                                           $660               $667
     ==============================================================================================================


24         TECK COMINCO LIMITED 2006 SECOND QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
------------------------------------------------------------------------------

9.   SHAREHOLDERS' EQUITY

     (a) Components of shareholders' equity
         (IN MILLIONS OF DOLLARS)                                                       JUNE 30        December 31
                                                                                           2006               2005
         ----------------------------------------------------------------------------------------------------------
         Share capital                                                                   $2,392             $2,155
         Contributed surplus                                                                 63                 61
         Retained earnings                                                                3,071              2,228
         Cumulative translation adjustment                                                 (241)              (168)
         Exchangeable debentures due 2024 (Note 3)                                           --                107

         ----------------------------------------------------------------------------------------------------------
                                                                                         $5,285             $4,383
         ==========================================================================================================

         The cumulative translation adjustment represents the net unrealized foreign exchange loss on the translation of the accounts of self-sustaining foreign subsidiaries and any U.S. dollar denominated debt which has been designated as hedges against these investments.

     (b) Stock-based compensation

         In February 2006, 355,400 share options were granted to employees. These options have an exercise price of $66.40, a term of eight years and vest in equal amounts over three years. The weighted average fair value of Class B subordinate voting share options issued was estimated at $23 per share option at the grant date using the Black-Scholes option-pricing model. The option valuation was based on an average expected option life of five years, a risk-free interest rate of 4.11%, a dividend yield of 1.04% and an expected volatility of 35%.

         In the first and second quarters of 2006 the company respectively issued 127,165 and 22,525 Deferred and Restricted Share Units to employees and directors. Deferred and Restricted Share Units issued in the year vest immediately for directors and vest in three years for employees. Total number of deferred and restricted share units outstanding at the end of the period was 489,565.

         The company recorded stock-based compensation expense of $8 million to June 30, 2006 in respect of all outstanding options and share units.


25         TECK COMINCO LIMITED 2006 SECOND QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
------------------------------------------------------------------------------------------------------------------------


10.  DERIVATIVES AND FINANCIAL INSTRUMENTS AT JUNE 30, 2006
                                                                                                             Unrealized
                                                                                                           Market Value
                                                       2006        2007       2008       2009      Total     Gain (Loss)
     -------------------------------------------------------------------------------------------------------------------
                                                                                                         (CDN$ MILLIONS)
     CASH FLOW HEDGES

     GOLD (thousands of ozs)
        Forward sales contracts                          --          44         44         43        131
        Average price (US$/oz)                           --         350        350        350        350          $(42)

        Forward sales contracts                          26           8         --         --         34
        Average price (C$/oz)                           520         520         --         --        520            (6)

     US DOLLARS (millions)
        Forward sales contracts (a)                      78          --         --         --         78
        Average exchange rate                          1.44          --         --         --       1.44            26

        Forward sales contracts (b)                     710          --         --         --        710
        Average exchange rate                          1.11          --         --         --       1.11            (1)

     ZINC (millions of lbs) (c)
        Fixed forward purchase commitments               11          --         --         --         11
        Average price (US(cent)/lb)                    1.05          --         --         --       1.05             5

     COPPER (millions of lbs) (d)
        Fixed forward sales commitments                   1          --         --         --          1
        Average price (US(cent)/lb)                    2.36          --         --         --       2.36            (1)

                                                                                                                 ------
                                                                                                                  $(19)

     INTEREST RATE SWAP
     Principal Amount        Rate Swapped         Rate Obtained             Maturity Date              Unrealized Loss
     ------------------------------------------------------------------------------------------------------------------
     US$100 million           7.00%                LIBOR plus 2.14%          September 2012                         (5)

     Notes:
     (a) Included in the U.S. dollar forward sales contracts of US$78 million is the company's share of forward sales contracts held by the Elk Valley Coal Partnership of US$7 million.
     (b) From time to time, the company purchases U.S. dollar short-term money market investments. The company purchases the U.S. dollars and at the same time sells U.S. dollars forward to match the maturity of the investment. The unrealized gain or loss on the U.S. dollar investments is offset by the unrealized gain or loss on the foreign exchange contracts. The company does not apply hedge accounting to these as the change in value of the contracts substantially offsets the change in value of the U.S. dollar investments. The change in market value of both of these items is reported in the earnings for the period.
     (c) From time to time, certain customers purchase refined zinc at fixed forward prices from the company's smelter and refinery operations. The forward purchase commitments for zinc are matched to these fixed price sales commitments to customers. As the fixed price sales commitments to customers contain a fixed premium component, they are not considered to be sufficiently effective under hedge accounting standards. Accordingly, the company is unable to apply hedge accounting to zinc forward purchase commitments and has recognized mark-to-market and realized gains and losses in other income and expense.
     (d) From time to time, the company purchases concentrates for resale and undertakes hedging to offset the price risk when certain terms of the purchases do not match with the related sale. As the critical terms of the hedge are not matched sufficiently with the terms of the concentrate sales, they are not considered to be sufficiently effective under hedge standards. Accordingly, the company is unable to apply hedge accounting to copper forwards and has recognized the mark-to-market and realized gains and losses in other income and expenses.


26         TECK COMINCO LIMITED 2006 SECOND QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
------------------------------------------------------------------------------


11.  CONTINGENCIES, CONTINUED

     The company considers provisions for all its outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at June 30, 2006, or with respect to future claims, cannot be predicted with certainty.

     (a) Lake Roosevelt

         On November 11, 2004, the District Court for Eastern Washington State denied a motion by TCML to dismiss, for want of jurisdiction, a citizen's suit brought by two members of the Confederated Tribes of the Colville Reservation (the "Tribes") supported by the State of Washington. On February 14, 2005, the Federal Court of Appeals for the 9th Circuit granted TCML's petition for permission to appeal that decision and the District Court entered a stay of proceedings (the "Stay") pending a final decision on the appeal. In September 2005, the District Court lifted the Stay to allow the State of Washington and the Tribes to add the Tribes as an additional plaintiff and to file amended complaints adding the State's and the Tribes' claims for natural resource damages and cost recovery under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"). On September 29, 2005, the individual plaintiffs also served notice of their intention to file suit under the US Resource Conservation and Recovery Act ("RCRA") seeking injunctive relief and costs.

         On July 3, 2006, the 9th Circuit affirmed the District Court's denial of TCML's motion to dismiss the citizen's suit. On July 17, 2006, TCML petitioned the 9th Circuit for rehearing in accordance with the court's procedures.

         The original citizen's suit was brought pursuant to Section 310(a)(i) of CERCLA to enforce a unilateral administrative order issued by the US Environmental Protection Agency (EPA) on December 11, 2003 (the "UAO") purporting to require TCML to conduct a remedial investigation and feasibility study with respect to metal contamination in the sediments of the Upper Columbia River and Lake Roosevelt. On June 2, 2006, TCML and its US affiliate, Teck Cominco American Incorporated ("TCAI") entered into a Settlement Agreement (the "Agreement") with the EPA and the United States under which TCAI will pay for and conduct a remedial investigation and feasibility study (the "Studies") that, while not carried out under an administrative or judicial order, will be consistent with the US National Contingency Plan. TCAI agreed to provide US$1.1 million in annual funding to the EPA to facilitate the full participation of the Tribes, the State and the US Department of Interior. TCAI has placed US$20 million in escrow as financial assurance of its obligations under the Agreement. Contemporaneously with the execution of the Agreement, the EPA withdrew the UAO. The recent decision of the 9th Circuit will not affect the Agreement.

         There can be no assurance that the agreement to conduct and fund the studies and the withdrawal of the UAO will be sufficient to resolve the matter or that TCML or its affiliates will not be faced with further liability in relation to this matter. Until the studies are completed, it is not possible to estimate the extent and cost, if any, of remediation that may be required. Although the UAO has been withdrawn, the additional complaints filed by the Tribes and the State are subject to the same jurisdictional arguments that TCML raised in its motion to dismiss the original citizen's suit. The Tribes and the State participated fully in the negotiation of the Agreement but are not parties to it and the Agreement does not resolve their claims for natural resource damages or response costs.

     (b) Competition investigation

         TCML, as the marketing agent for HVC, responded to an Order issued in May 2003 pursuant to the Competition Act to produce documents relevant to the marketing of custom copper concentrates. The order was part of an industry-wide investigation involving major copper concentrate producers commenced in Canada, the US and Europe. The United States Department of Justice and the European Commission decided not to proceed with their investigations and have closed their files on the case.

         The company is co-operating in the continuing investigation in Canada. There can be no assurance that the investigation will not result in further regulatory action against the company or HVC in Canada or that


27         TECK COMINCO LIMITED 2006 SECOND QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
------------------------------------------------------------------------------


11.  CONTINGENCIES, CONTINUED

         the company or HVC will not face prosecution or liability under the Competition Act or otherwise in relation to the investigation. The company can also not predict the course of the ongoing investigation in Canada or when the investigation will be completed.

     (c) Mining royalty in Peru

         On June 28, 2006, the Peruvian Congress passed a law that requires all mining companies to pay a new mining royalty of up to 3% of the value of sales regardless of whether the company has been granted an exemption through a Mining Stability agreement. If the new law is reaffirmed, Antamina will be required to pay US$83 million with respect to 2004 and 2005 operations, and US$42 million with respect to the first six months of 2006, of which the company's share is 22.5%. Antamina and its legal advisors are of the opinion that the royalty is not payable due to the Mining Stability agreement and are pursuing this matter actively. As a result, no provision has been made in the financial statements.


12.  SEGMENTED INFORMATION

     The company has six reportable segments: zinc-lead smelter and refineries, zinc, copper, gold and coal mines, and corporate and other. Revenue from refined lead, electrical power, fertilizers and specialty metals earned at smelting operations are included in zinc smelter revenue for segmented purposes. All revenue from a mine is included in one segment based upon the principal product of the mine. The corporate segment includes the company's investment, exploration and development activities.

     ----------------------------------------------------------------------------------------------------------------------

                                                                     Three months ended June 30, 2006
                                                 --------------------------------------------------------------------------
                                                 Smelter &        Zinc   Copper      Gold      Coal   Corporate
     ($ IN MILLIONS)                            Refineries       Mines    Mines     Mines     Mines   and Other      Total
     ----------------------------------------------------------------------------------------------------------------------
     Segment revenues                                  451        175       696        37       307         107      1,773
     Less inter-segment revenues                        --       (105)    (121)        --        --          (1)      (227)
     ----------------------------------------------------------------------------------------------------------------------
     Revenues                                          451         70       575        37       307         106      1,546

     Operating profit                                  112        118       537         4       119           4        894
     Interest expense                                   --         --       (2)        --       (1)         (21)       (24)
     Other corporate income                             --         --        --        --        --          17         17
     ----------------------------------------------------------------------------------------------------------------------
     Earnings before taxes                             112        118       535         4       118          --        887
        and discontinued operation

     Capital expenditures                               13         10        12        19         4           4         62

     ======================================================================================================================

                                                                      Six months ended June 30, 2006
                                                 --------------------------------------------------------------------------
                                                 Smelter &        Zinc   Copper      Gold      Coal   Corporate
     ($ IN MILLIONS)                            Refineries       Mines    Mines     Mines     Mines   and Other      Total
     ----------------------------------------------------------------------------------------------------------------------

     Segment revenues                                  814        409     1,106        74       599         139      3,141
     Less inter-segment revenues                        --       (199)    (121)        --        --          (2)      (322)
     ----------------------------------------------------------------------------------------------------------------------
     Revenues                                          814        210       985        74       599         137      2,819

     Operating profit                                  183        262       832         8       246         (13)     1,518
     Interest expense                                   --         --       (5)        --       (1)         (45)       (51)
     Other corporate income                             --         --        --        --        --         101        101
     ----------------------------------------------------------------------------------------------------------------------
     Earnings before taxes                             183        262       827         8       245          43      1,568
        and discontinued operation

     Total assets                                    1,514      1,773     1,494       383       666       3,624      9,454

     Capital expenditures                               23         17        52        26        10           8        136


28         TECK COMINCO LIMITED 2006 SECOND QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
---------------------------------------------------------------------------------------------------------------------------


12.  SEGMENTED INFORMATION, CONTINUED

     ----------------------------------------------------------------------------------------------------------------------

                                                                     Three months ended June 30, 2005
                                                 --------------------------------------------------------------------------
                                                 Smelter &        Zinc   Copper      Gold      Coal   Corporate
     ($ IN MILLIONS)                            Refineries       Mines    Mines     Mines     Mines   and Other      Total
     ----------------------------------------------------------------------------------------------------------------------
     Segment revenues                                  265         53       387        31       301          88      1,125
     Less inter-segment revenues                        --        (45)     (86)        --        --          --       (131)
    -----------------------------------------------------------------------------------------------------------------------
     Revenues                                          265          8       301        31       301          88        994

     Operating profit                                   38          9       228         2       131          (1)       407
     Interest expense                                   --         --       (3)        --        --         (10)       (13)
     Other corporate expense                            --         --        --        --        --         (14)       (14)
     ----------------------------------------------------------------------------------------------------------------------
     Earnings before taxes                              38          9       225         2       131         (25)       380
        and discontinued operation

     Capital expenditures                                4         10         5        17        35           2         73


     ======================================================================================================================

                                                                      Six months ended June 30, 2005
                                                 --------------------------------------------------------------------------
                                                 Smelter &        Zinc   Copper      Gold      Coal   Corporate
     ($ IN MILLIONS)                            Refineries       Mines    Mines     Mines     Mines   and Other      Total
     ----------------------------------------------------------------------------------------------------------------------

     Segment revenues                                  534        165       751        65       477         104      2,096
     Less inter-segment revenues                        --        (87)     (86)        --        --          (1)      (174)
    -----------------------------------------------------------------------------------------------------------------------
     Revenues                                          534         78       665        65       477         103      1,922

     Operating profit                                   59         51       440         5       171          --        726
     Interest expense                                   --         --       (7)        --        --         (19)       (26)
     Other corporate expense                            --         --        --        --        --          (7)        (7)
     ----------------------------------------------------------------------------------------------------------------------
     Earnings before taxes                              59         51       433         5       171         (26)       693
        and discontinued operation

     Total assets                                    1,322      1,468     1,205       289       600       1,634      6,518

     Capital expenditures                               20         16         9        32        55           3        135

13.  OTHER

     (a) Seasonality of sales

         Due to ice conditions, the port serving the Red Dog mine is only able to ship concentrates from July to October each year. As a result, sales volumes are normally higher in the third and fourth quarter of each year than the first and second quarters, which can result in variability in the company's quarterly earnings.

     (b) Discontinued operation

         Pursuant to the agreement for sale of the Cajamarquilla zinc refinery completed in December 2004, the company has recorded additional consideration in respect of the annual zinc price participation exceeding US$0.454 per pound. Zinc price participation extends until 2009.


29         TECK COMINCO LIMITED 2006 SECOND QUARTER REPORT